Exhibit 23.5

CONSENT OF BURKE CAPITAL GROUP, L.L.C.

We hereby consent to the inclusion of our opinion letter dated May 24, 2006 to the Board of Directors of PB Financial, as Appendix C to the Proxy Statement-Prospectus, which forms part of the Registration Statement on Form S-4 of Alabama National BanCorporation and to the references to our name and to the description of such opinion in the ProxyStatement-Prospectus.

By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that would come within the category of persons whose consent is required under the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Burke Capital Group, L.L.C.

/s/ Burke Capital Group, L.L.C.

Atlanta, Georgia

July 10, 2006